UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BioNeutral Group, Inc.

(Name of Issuer)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

090621103

(CUSIP Number)

August 27, 2009

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

[      ]           Rule 13d-1(b)
[  x  ]           Rule 13d-1(c)
[      ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
Michael D. Francis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

15,500
6 SHARED VOTING POWER

5,108,847
7 SOLE DISPOSITIVE POWER

15,500
8 SHARED DISPOSITIVE POWER

5,108,847

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,124,347
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.2%
12	TYPE OF REPORTING PERSON (See Instructions)

IN

Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Marjorie R. Francis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

5,108,847
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

5,108,847

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,108,847
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.2%
12	TYPE OF REPORTING PERSON (See Instructions)

IN

Page 3 of 8 pages

This filing statement on Schedule 13G is being filed jointly by Michael D. Francis and his spouse Marjorie R. Francis to report the beneficial ownership of shares of common stock (the “Common Stock”) of BioNeutral Group, Inc.

Item 1.

(a)	Name of Issuer:

BioNeutral Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

211 Warren Street Newark, New Jersey 07103

Item 2.

(a)	Name of Person Filing:

Michael D. Francis Marjorie R. Francis

(b)	Address of Principal Business Office or if none, Residence:

150 Smith Road Parsippany, New Jersey 07054

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, par value $.00001 per share

(e)	CUSIP Number:

090621103

Item 3.

Not Applicable

Page 4 of 8 pages

Item 4.    Ownership.

The percentages used herein are calculated based on the 62,314,500 shares of Common Stock outstanding as of April 30, 2009.

Michael D. Francis

(a)           Amount beneficially owned: 5,124,347
(b)           Percent of class: 8.2%
(c)           Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote	15,500
(ii)	Shared power to vote or to direct the vote	5,108,847
(iii)	Sole power to dispose or to direct the disposition of	15,500
(iv)	Shared power to dispose or to direct the disposition of	5,108,847

Marjorie R. Francis

(a)           Amount beneficially owned: 5,108,847
(b)           Percent of class: 8.2%
(c)           Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote	0
(ii)	Shared power to vote or to direct the vote	5,108,847
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,108,847

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Page 5 of 8 pages

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.         Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 8 pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2009

/s/ Michael D. Francis
Michael D. Francis

/s/ Marjorie R. Francis
Marjorie R. Francis

Page 7 of 8 pages

EXHIBIT A

SCHEDULE 13G JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: September 8, 2009

/s/ Michael D. Francis
Michael D. Francis

/s/ Marjorie D. Francis
Marjorie D. Francis

Page 8 of 8 pages